For period ended 07/31/2002                                            Series 19
File Number 811-2429

Sub Item 77D(g):  Policies with respect to security investments
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USAA VALUE FUND

LENDING OF SECURITIES

The Fund may engage in securities lending to increase its income. Securities lending involves the lending of securities owned by the Fund to qualified financial institutions such as certain broker-dealers. The borrowers are required to secure their loan continuously with cash collateral in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested in short-term investments. If the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund, the Fund could experience delay in the recovery of its securities, or a capital loss. The value of the securities loaned may not exceed 33 1/3% of the value of the total assets of the Fund (including the loan collateral).